Brian L. Cantrell

Senior Vice President and

Chief Financial Officer

918.295.7673

January 23, 2008

By Facsimile and Federal Express

Mr. H. Roger Schwall

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100F Street, N.E., Mail Stop 7010

Washington, D.C. 20549

Re:	Alliance Resource Partners, L.P.

Form 10-K for the Fiscal Year Ended December 31, 2006

Filed March 1, 2007

File No. 0-26823

Form 10-Q for the Period Ended September 30, 2007

Filed November 9, 2007

Dear Mr. Schwall:

This letter sets forth the responses of Alliance Resource Partners, L.P. (the “Partnership”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated December 20, 2007 (the “Comment Letter”) with respect to the Partnership’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006 (the “2006 Form 10-K”) and Form 10-Q for the period ended September 30, 2007. For your convenience, we have repeated each comment of the Staff exactly as given in the Comment Letter and set forth below each such comment is the Partnership’s response.

The Partnership is in the process of preparing its Annual Report on Form 10-K for the year ended December 31, 2007 (the “2007 Form 10-K”), which it will file on or before February 28, 2008. Because the Partnership’s proposed disclosure revisions do not include a financial restatement or otherwise material revisions to content, the Partnership respectfully requests that the Staff permit the Partnership to include the following changes on a prospective basis in its upcoming Form 10-K filings as well as in all subsequent filings under the Securities Exchange Act of 1934, as amended, rather than amending its previous reports.

1717 South Boulder, Suite 400, Tulsa, Oklahoma 74119

P. O. Box 22027, Tulsa, Oklahoma 74121-2027

Fax: (918) 295-7357

Securities and Exchange Commission      January 23, 2008      Page 2

Form 10-K for the year ended December 31, 2006

Business, page 1

COMMENT

1.	Please provide an organization chart that includes, at a minimum, the percentage holding and control of you or by you by your managing general partner, intermediate partnership, operating subsidiary and parent. Indicate which entities are public companies.

RESPONSE

Attached as Exhibit A is a chart titled “Alliance Ownership and Organizational Chart” that includes the percentage holding and control of the Partnership by our managing general partner, the intermediate partnership, the operating subsidiary, and the parent. As indicated on the chart, the Partnership and Alliance Holdings GP, L.P. (“AHGP”) are public companies. The Partnership will include this chart in the Business section of its 2007 Form 10-K.

COMMENT

2.	In several places, you refer to Joseph W. Craft, III as “our President and Chief Executive Officer.” Please clarify, if true, that, as disclosed under Item 10, you are managed by your managing general partner, and that all officers and directors referenced in this filing are in fact officers and directors of your managing general partner.

RESPONSE

The Partnership is managed by our managing general partner and all officers and directors referenced in its filings are in fact officers and directors of the Partnership’s managing general partner. The Partnership will clarify this point in future filings.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Executive Overview, page 38

COMMENT

3.	Please supplement your overview to describe the most important matters on which you are focusing in evaluating your financial condition and operating performance. To enhance an investor’s understanding of your business, you should provide insight regarding material opportunities, challenges and risks on which you are focused in both the short and long term, as well as the steps you are taking to address them. See Section III.A of SEC Release 33-8350 (Nov. 29, 2003). For example, discuss the impact of the scheduled expiration of the non-conventional synfuel tax credit on December 31, 2007, given that a material amount of your net income and cash flow is dependent on your continued ability to realize direct or indirect benefits from these federal income tax credits. As another example, discuss the impact, if material, of the transactions surrounding AHGP’s initial public offering in May 2006, which together with all other common units sold within the prior twelve-month period, represented a sale or exchange of 50% or more of the total interest in your capital and profits interests, resulting in your partnership termination for federal income tax purposes.

Securities and Exchange Commission      January 23, 2008      Page 3

RESPONSE

The Partnership will modify future disclosures as attached (see Exhibit B). Alliance Holdings GP, L.P’s (“AHGP”) initial public offering in 2006 had no material impact on the Partnership despite the technical termination of our partnership for federal income tax purposes, and therefore we do not believe further discussion is appropriate for inclusion in Item 7. “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The Partnership has disclosed the risk to unitholders related to the exchange of 50% or more of the total interest in our capital and profits interests, resulting in termination of our partnership for federal income tax purposes under Item 1A. Risk Factors.

Analysis of Historical Results of Operations

Operating Expenses, page 39

COMMENT

4.	We note your disclosure regarding increased expenses of $13.4 million under the settlement agreement with ICG and your accounting for the settlement under EITF Issue No. 04-13. Please clarify what you mean by “the excess of our purchase price from ICG over Pontiki’s sale price to ICG is reported as an operating expense in Other and Corporate Segment Adjusted EBITDA. Please define the term “Other and Corporate Segment Adjusted EBITDA” and why it is appropriate to record this amount under “Other and Corporate” instead of a specific geographical segment.

RESPONSE

As disclosed in Footnote 19, “Commitments and Contingencies”, to the consolidated financial statements, in November 2005, the Partnership entered into a settlement agreement with ICG, LLC (“ICG”), pursuant to which we executed a new coal sales agreement in which Alliance Coal, LLC (“Alliance Coal”), a subsidiary of the Partnership, agreed to purchase 892,000 tons of coal from ICG at a price that was higher than the price at which the Partnership’s subsidiary Pontiki Coal, LLC (“Pontiki”) had agreed to sell coal to ICG. Since the coal sales by Pontiki to ICG and subsequent purchases of coal from ICG by Alliance Coal were with the same counterparty (ICG), the Partnership accounted for the transaction consistent with the guidance provided by Financial Accounting Standards Board (“FASB”) Emerging Issues Task Force (“EITF”) Issue No. 04-13, Accounting for Purchases and Sales of Inventory with the Same Counterparty, specifically the provisions within paragraph 4 of this accounting guidance. The excess of the price Alliance Coal paid to purchase the coal from ICG over Pontiki’s original sales price to ICG is reported as an operating expense in the statement of income and also is included in Other and Corporate Segment Adjusted EBITDA Expense for segment reporting purposes. All tons purchased from ICG under this arrangement were ultimately sold by Alliance Coal at a profit.

Management concluded it was appropriate to report the expense associated with the above noted transaction in the Other and Corporate Segment because the purchase of coal from ICG and subsequent sale of coal by Alliance Coal was considered a brokerage transaction. The Partnership generally includes all brokerage coal purchases and sales transactions in the Other and Corporate Segment. Segment Adjusted EBITDA Expense is defined as operating expenses, outside purchases and other income. The Partnership will modify future filings to define Segment Adjusted EBITDA Expense in the ICG discussion.

Securities and Exchange Commission      January 23, 2008      Page 4

Segment Information, page 41

COMMENT

5.	We note your use of “Segment Adjusted EBITDA Expense” which appears to be a non-GAAP measure. Please ensure your disclosure complies with Item 10(e) of Regulation S-K.

RESPONSE

In response to comments received from the Staff by letter dated November 17, 2005, the Partnership began including segment disclosures in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 131, Disclosures about Segments of an Enterprise and Related Information, in its Form 10-K for the fiscal year ended December 31, 2005. The Partnership’s resulting segment disclosures followed discussions, both verbal and written, with the SEC. On page 41 of our 2006 Form 10-K, we include Segment Adjusted EBITDA Expense because management considers it a meaningful and relevant measure of operating expenses and profitability. Segment Adjusted EBITDA Expense is a non-GAAP measure for which Item 10(e)(1)(i)(B) of Regulation S-K states that a reconciliation to the most directly comparable financial measure is required. The Partnership included a footnote reference to Segment Adjusted EBITDA Expense describing how the non-GAAP measure is calculated on page 47 for the 2006 Form 10-K. We will modify the 2007 Form 10-K and future filings to include the following statement and reconciliation.

The following is a reconciliation of Segment Adjusted EBITDA Expense to Operating expenses (in thousands):

	Year Ended December 31,
	2006	2005
Segment Adjusted EBITDA Expense	$646,033	$536,020
Outside purchases	(19,213)	(15,113)
Other income	936	581

Operating expense	$627,756	$521,488

Related Party Transactions

Administrative Services, page 54

COMMENT

6.	Please clarify how the sponsorship of the LTIP, STIP and Supplemental Executive Retirement (SERP) being transferred to Alliance Coal in 2006 resulted in a decrease in general and administrative expense from 2005 to 2006. In your response, please address whether the decrease from 2004 to 2005 is attributable solely to the reduction in number of restricted units granted and vested during those periods.

Securities and Exchange Commission      January 23, 2008      Page 5

RESPONSE

The change in sponsorship of our Long-term Incentive Plan (“LTIP”), Short-Term Incentive Plan (“STIP”) and Supplemental Executive Retirement Plan (“SERP”) from our managing general partner to our subsidiary, Alliance Coal, was effective May 15, 2006 and had no impact on our consolidated general and administrative expenses. After May 15, 2006 the expenses associated with these plans were no longer billed by our managing general partner but were directly recorded by our subsidiary Alliance Coal, LLC. The impact of the change in plan sponsorship resulted in a reduction in the billing from our managing general partner directly offset by a corresponding increase in LTIP, STIP and SERP expense of our Alliance Coal, LLC subsidiary. Prior to May 15, 2006 expenses associated with these plans were billed to us by our managing general partner. The disclosure the Staff has referenced is specific to our related party transactions for administrative services; for further discussion concerning the variance in consolidated general and administrative expense see page 40 and 44.

The decrease in general and administrative expense from 2004 to 2005 was not solely attributable to a reduction in the number of restricted units granted and vested during those periods. As disclosed in Management Discussion and Analysis, page 44 of the 2006 Form 10-K, the decrease was caused by a combination of a reduction in the number of units outstanding due to the vesting in November 2005 and 2004 of the LTIP units for grant years 2003 and 2000 to 2002, respectively, combined with a lower incremental change in the market value of our common units from 2004 to 2005 as compared to the market value change from 2003 to 2004 based on the intrinsic method of accounting for the non-vested grants prior to our adoption of SFAS No. 123R, Share Based Payment, effective January 1, 2006 .

Note 3. Acquisitions, page 69

COMMENT

7.	We note your acquisition of River View Coal, LLC in April 2006 for $1.65 million, and the purchase of certain assets, reserves, and properties by River View Coal from an unrelated party in April 2006. Tell us and disclose more specifically how you accounted for these transactions, and why they would be considered entities under common control.

RESPONSE

As disclosed on page 64, Footnote 1. “Organization and Presentation”, Alliance Resource Holdings, Inc. (“ARH”) was previously owned by our current and former management and in June 2006 became wholly-owned, directly and indirectly, by Joseph W. Craft, III, the President and Chief Executive Officer of Alliance Resource Management GP, LLC, our managing general partner.

In April 2006, the Partnership’s subsidiary, Alliance Coal, LLC, acquired all of the member interests of River View Coal, LLC (“River View”), a wholly-owned subsidiary of ARH. At that time, ARH was owned by current and former management of the Partnership, including Joseph W. Craft III, who was the majority shareholder of ARH. Additionally, at that time, our managing general partner was owned jointly by Alliance Management Holdings, LLC and AMH II, LLC which, on a combined basis, were majority owned by Joseph W. Craft III, who was also the sole director of each of those entities.

Due to this common control, we accounted for the acquisition of the assets for River View at carrying value in accordance with SFAS No. 141, Business Combinations (“SFAS No. 141”)

Securities and Exchange Commission      January 23, 2008      Page 6

paragraphs D11 and D12. The Partnership understands that the procedural guidance in paragraphs D14-D18 of SFAS No. 141 stipulate the application of pooling of interest accounting and financial statement presentation of the receiving entity (i.e. the Partnership).

However, the Partnership did not consider the River View transaction as a material acquisition and followed the exemption from pro forma financial statement disclosures for individually immaterial acquisitions based on paragraph 51 of SFAS No. 141. Additionally, SFAS No. 141, below paragraph 62, states that “the provisions of this Statement need not be applied to immaterial items.” The purchase price of $1.65 million for the River View assets is immaterial compared to total Partnership assets at December 31, 2006 of $635.5 million.

It remains management’s conclusion that the River View acquisition is not material. Therefore, the reporting periods prior to the acquisition between parties under common control were not restated to reflect the pooling of interest accounting. The Partnership properly recorded the acquisition of assets at historical cost.

Subsequent to the acquisition of River View, the Partnership’s River View subsidiary, in a separate transaction with an independent third-party, acquired coal reserves, assignment of coal leases, surface properties and facilities and permits for $4.15 million cash plus assumed reclamation liabilities of $2.9 million in addition to a future overriding royalty on all coal mined and sold by River View from certain of the leased properties. The assets acquired and liabilities assumed for this separate transaction were recorded at fair value and this was not considered a material acquisition individually nor in the aggregate with the River View acquisition.

The Partnership will modify future disclosures as attached (see Exhibit C) to further clarify the accounting treatment of the River View acquisition and the subsequent transaction.

Concentration of Credit Risk and Major Customers, page 87

COMMENT

8.	Provide of the basis for your designating the two customers in this section “Customer A” and “Customer B” in lieu of disclosing their names.

RESPONSE

SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, paragraph 39 states the following:

“An enterprise shall provide information about the extent of its reliance on its major customers. If revenues from transactions with a single external customer amount to 10 percent or more of an enterprise’s revenues, the enterprise shall disclose that fact, the total amount of revenues from each such customer, and the identity of the segment or segments reporting the revenues. The enterprise need not disclose the identity of a major customer or the amount of revenues that each segment reports from that customer.”

Based on this guidance, the Partnership believes its disclosure regarding significant customers is appropriate and it is not necessary to disclose the names of its major customers. The Partnership will modify the 2007 Form 10-K and future filings to note the segments reporting the revenues from significant customers. In 2006, revenues from both major customers listed were in the Illinois Basin. As required by Item 101(C)(1)(i) of S-K the Partnership had identified in “Item. 1 Business”, the names of our customers that accounted for 10% or more of total revenues.

Securities and Exchange Commission      January 23, 2008      Page 7

Executive Compensation, page 99

COMMENT

9.	You refer to “our” compensation policy and philosophy. Please provide us with further detail as to whether you or your managing general partner sets the compensation of the executive officers and directors discussed herein. In addition, please tell us the percentage of time that each of the executive officers and directors devote to the business of ARLP. We may have further comment.

RESPONSE

The Partnership proposes to modify future filings under the heading Overall Compensation Policy and Philosophy in the “Compensation Discussion and Analysis” section of Item 11. “Executive Compensation”, to add a paragraph similar to the following at the beginning of the first paragraph of such disclosure:

The compensation of the executive officers of MGP is set by the Compensation Committee of MGP. The executive officers of MGP may devote a portion of their time to the business of one or more related parties and, to the extent they do so, the expense of the compensation of those executive officers discussed herein is allocated among the Partnership’s operating subsidiary, Alliance Coal and those entities pursuant to the Administrative Services Agreement discussed under Administrative Services Agreement with Alliance Holdings GP, L.P on page 117 on the 2006 Form 10-K. For 2006, the percentage allocation to Alliance Coal was 86% for Mr. Craft, 66% for Mr. Sachse, 78% for Mr. Cantrell and 78% for Mr. Pearson. The compensation of the directors of MGP is set by the Board of Directors of MGP upon recommendation of the Compensation Committee. The directors of MGP devote 100% of their time as directors of MGP to the business of the Partnership.

COMMENT

10.	You state that you compare your total compensation programs to that of companies of similar size, including companies that produce and market coal and that compare favorably to you with regard to revenues, number of mines, type of mines and other financial and operating indicators by which you have historically measured your performance. Please identify the companies against which you benchmark compensation.

RESPONSE

In 2006, to evaluate the competitiveness of the total compensation we provide our executive officers, we reviewed the publicly available information regarding compensation of the executive officers of Peabody Energy Corp., Consol Energy Inc., Arch Coal Inc., Massey Energy Company, Alpha Natural Resources Inc., Foundation Coal Holdings Inc.,, International Coal Group Inc., James River Coal Company, Penn Virginia Resource Partners, L.P., Natural Resource Partners, L.P. and Westmoreland Coal Company and we also reviewed compensation information set forth in the Cammocks, Inc. 2006 Coal Industry Survey. In future filings, the Partnership will provide similar specificity as to the process employed.

Securities and Exchange Commission      January 23, 2008      Page 8

COMMENT

11.	Please disclose the actual annual EBITDA target that was set and met for 2006. If you believe that you are not required to disclose the goals, please provide us with analysis supporting your position. To the extent that you have an appropriate basis for omitting the information, discuss how difficult it would be for you to achieve the undisclosed goal.

RESPONSE

The Partnership proposes to include in future filings the actual annual EBITDA measure for the relevant year. For the 2006 Form 10-K, the disclosure would have read as follows:

For 2006, the Compensation Committee approved a minimum financial performance objective of $175.2 million of EBITDA, normalized by excluding any charges for LTIP expense, any benefits related to insurance recovery associated with the MC Mining fire incident and benefits related to synfuel. The cash awards increase in relationship to the Partnership actual EBITDA exceeding this minimum threshold.

Similar, updated disclosure will be included in the 2007 Form 10-K and future filings.

COMMENT

12.	Discuss material differences in compensation policies with respect to individual named executive officers. If policies or decisions relating to a named executive officer are materially different than the other officers, this should be discussed on an individualized basis.

RESPONSE

The Partnership has fully discussed material differences in compensation policies with respect to individual named executive officers. See CEO Executive Compensation on page 105 of the 2006 Form 10-K for discussion of Mr. Craft’s historical salary and footnotes (5) and (6) to the “Summary Compensation Table” for 2006 on page 106 thereof for discussion of the lack of STIP bonuses in 2006 for Messrs. Craft and Wesley. There were no other material differences among the named executive officers.

COMMENT

13.	Please describe and explain how the appropriate payment and benefit levels are determined under the various circumstances that trigger payments or provision of benefits under the change of control plans.

RESPONSE

Upon a change of control as defined in the LTIP, all awards of restricted units and options under the LTIP shall automatically vest and become payable or exercisable, as the case may be, in full. See discussion under Potential Payments upon Termination and Change of Control, page 111 of the 2006 Form 10-K. Because all outstanding grants would vest under these circumstances, no determination of “appropriate payment and benefit levels” is required in that situation. The Partnership has adopted no other “change of control” plans.

Securities and Exchange Commission      January 23, 2008      Page 9

Signatures, page 129

COMMENT

14.	Please provide the signature of your controller or principal accounting officer. See General Instruction D.2. of Form 10-K.

RESPONSE

We have noted your comment and will modify the 2007 Form 10-K and future filings to indicate that Mr. Brian L. Cantrell, the Partnership’s Chief Financial Officer, is the Partnership’s Principal Accounting Officer. Please note that Mr. Cantrell served as the Principal Accounting Officer in 2006 and his signature on the 2006 Form 10-K represents this role for the Partnership.

Engineering comments

General

COMMENT

15.	Please insert a small-scale map showing the location and access to each property, as required by Instruction 3(b) to Item 102 of Regulation S-K. Please note the EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at 202-551-8900. We believe the guidance in Instruction 3(b) of Rule 102 of Regulation S-K would generally require maps and drawings to comply with the following features:

•	A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

•	A graphical bar scale should be included. Additional representations of scale such as “one inch equals one mile” may be utilized provided the original scale of the map has not been altered.

•	A north arrow.

•	An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

•	A title of the map or drawing, and the date on which it was drawn.

•	In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

Securities and Exchange Commission      January 23, 2008      Page 10

RESPONSE

Attached as Exhibit D is a map prepared in accordance with Instruction 3(b) to Item 102 of Regulation S-K that the Partnership will include in its 2007 Form 10-K.

River View, Penn Ridge, Tunnel Ridge, pages 5 & 7

COMMENT

16.	Please clarify that the tonnage controlled or stated for the River View, Penn Ridge, and Tunnel Ridge mine operations are proven and probable reserves.

RESPONSE

As noted in the table on page 32 of the 2006 Form 10-K, the tonnage controlled or stated for River View, Penn Ridge and Tunnel Ridge are proven and probable reserves. In future filings, this will be noted also in the discussion under “Mining Operations” in Item 1., “Business.”

Coal Reserves, page 31

COMMENT

17.

Please clarify your reserves are calculated as defined by USGS Circular 831 and USGS Bulletin 1450-B and that your probable reserves are projected to extend as a  1/2-mile wide belt that lies more than the a  1/4 mile from the outcrop, points of observation or measurement locations.

RESPONSE

Our reserves are calculated as defined by USGS Circular 831 and USGS Bulletin 1450-B and our probable reserves are projected to extend as a  1/2-mile wide belt that lies more than the a  1/4 mile from the outcrop, points of observation or measurement locations. In the 2007 Form 10-K and future filings, this will be clarified in the discussion under the heading “Coal Reserves” in Item 2., “Properties.”

CLOSING COMMENTS

In connection with these responses, the Partnership acknowledges that:

•	the Partnership is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission      January 23, 2008      Page 11

If you have any questions or wish to discuss, please do not hesitate to contact me at 918-295-7673, or our legal counsel, David P. Oelman of Vinson & Elkins L.L.P., at 713-758-3708.

Sincerely,

/s/ Brian L. Cantrell
Brian L. Cantrell Senior Vice President and Chief Financial Officer

cc: David P. Oelman, Vinson & Elkins L.L.P.

Exhibit “A”

Alliance Ownership and Organizational Chart

Alliance Holdings GP, L.P.
(NASDAQ: AHGP)
(59,863,000 Common Units)
15,544,169 ARLP units
Alliance Resource GP, LLC
(ARLP's Special General Partner)
20,641,168 AHGP Units
34.48% Limited Partner Interest
100% Interest
ARM GP Holdings, Inc.
99.999% Interest
0.001% Interest
Alliance Resource Management GP, LLC
(ARLP's Managing General Partner)
ARLP Incentive Distribution Rights
Public Unitholders
21,006,490 ARLP Units
56.9% Limited Partner Interest
42.1% Limited Partner Interest
0.01% General Partner Interest
Alliance Resource Partners, L.P.
(NASDAQ: ARLP)
36,550,659 Common Units
0.99% General Partner Interest
98.9899% Limited Partnership Interest
0.01% General Partner Interest
Alliance Resource Operating Partners, L.P.
(the Intermediate Partnership)
1.0001% General Partner Interest
99.999% Non-managing Interest
Alliance Resource Properties, LLC
(Land holding company)
100% Interest
Alliance Coal, LLC
(the Holding Company for Operations)
(formerly MAPCO Coal Inc.)
0.001% Managing Interest

Exhibit “B”

Executive Overview

We are a diversified producer and marketer of steam coal to major U.S. utilities and industrial users. In 2006, our total production was 23.7 million tons and our total sales were 24.4 million tons. The coal we produced in 2006 was approximately 30.0% low-sulfur coal, 13.9% medium-sulfur coal and 56.1% high-sulfur coal. We classify low-sulfur coal as coal with a sulfur content of less than 1%, medium-sulfur coal as coal with a sulfur content between 1% and 2%, and high-sulfur coal as coal with a sulfur content of greater than 2%.

We currently operate eight mining complexes, and at December 31, 2006, we had approximately 633.9 million tons of proven and probable coal reserves in Illinois, Indiana, Kentucky, Maryland, Pennsylvania and West Virginia. We believe we control adequate reserves to implement our currently contemplated mining plans. Three of our mining complexes supplied coal feedstock and provided services to third-party coal synfuel facilities located at or near these complexes. We also operated a coal loading terminal on the Ohio River at Mt. Vernon, Indiana. Please see “Item 1. Business—Mining Operations” for further discussion of our mines.

As discussed in more detail in “Item 1A. Risk Factors,” our results of operations in the short-term could be negatively impacted by prices for fuel, steel, explosives and other supplies, unforeseen geologic conditions or mining and processing equipment failures and unexpected maintenance problems, and by the availability or reliability of transportation for coal shipments. On a long-term basis, our results of operations could be impacted by our ability to obtain and renew permits necessary for our operations, secure or acquire coal reserves, or find replacement buyers for coal under contracts with comparable terms to existing contracts, or the passage of new or expanded regulations that could limit our ability to mine, increase our mining costs, or limit our customers’ ability to utilize coal as fuel for electricity generation.

Our principal expenses related to the production of coal are labor and benefits, equipment, materials and supplies, maintenance, royalties and excise taxes. Unlike most of our competitors in the eastern U.S., we employ a totally union-free workforce. Many of the benefits of the union-free workforce are not necessarily reflected in direct costs, but we believe are related to higher productivity. In addition, while we do not pay our customers’ transportation costs, they may be substantial and are often the determining factor in a coal consumer’s contracting decision. Our mining operations are located near many of the major eastern utility generating plants and on major coal hauling railroads in the eastern U.S.

Our primary business strategy is to create sustainable, capital-efficient growth in distributable cash flow to maximize our distributions to our unit holders by:

•	expanding our operations by adding and developing mines and coal reserves in existing, adjacent or neighboring properties;

•	extending the lives of our current mining operations through acquisition and development of coal reserves using our existing infrastructure;

•	continuing to make productivity improvements to remain a low-cost producer in each region in which we operate;

•	strengthening our position with existing and future customers by offering a broad range of coal qualities, transportation alternatives and customized services; and

•	developing strategic relationships to take advantage of opportunities created within the industry.

We have four reportable segments: the Illinois Basin, Central Appalachia, Northern Appalachia and Other and Corporate. The first three segments correspond to the three major coal producing regions in the eastern United States. Coal quality, coal seam height, mining and transportation methods and regulatory issues are similar within each of these three segments.

•

Illinois Basin segment is comprised of Webster County Coal’s Dotiki mine, Gibson County Coal’s Gibson North mine and Gibson South property, Hopkins County Coal’s Elk Creek mine, White County Coal’s, Pattiki mine and Warrior Coal’s Cardinal mine. We are in the process of permitting the River View and Gibson South properties for future mine development.

•	Central Appalachian segment is comprised of Pontiki Coal’s Pond Creek and Van Lear mines, and MC Mining’s Excel No. 3 mine.

•

Northern Appalachian segment is comprised of Mettiki Coal’s D-Mine and Mettiki Coal (WV), LLC’s Mountain View mine, two small third-party mining operations, and the Tunnel Ridge and Penn Ridge Coal properties. In late 2006, we completed the transition of longwall operations from the D-Mine to the Mountain View mine. We are in the process of permitting the Tunnel Ridge and Penn Ridge properties for future mine development.

•	Other and Corporate segment includes marketing and administrative expenses, the Mt. Vernon dock activities, coal brokerage activity, MAC and MDG.

Our management uses a variety of financial and operational measurements to analyze our segment performance. Primary measurements include the following: (1) salable tons produced per unit shift; (2) coal sales price per ton; (3) Segment Adjusted EBITDA Expense per ton; and (4) EBITDA.

Salable Tons Produced Per Unit Shift. We review salable tons produced per unit shift as part of our operational analysis to measure the productivity of our operating segments which is significantly influenced by mining conditions and the efficiency of our preparation plants.

Coal Sales Price per Ton. We define coal sales price per ton as total coal sales divided by tons sold. We review coal sales price per ton for our marketing efforts, market demand and trend analysis.

Segment Adjusted EBITDA Expense per Ton. We define segment adjusted EBITDA Expense per ton as the sum of operating expenses, outside purchases and other income divided by total tons sold. We review segment adjusted EBITDA expense per ton for cost trends.

EBITDA. We define EBITDA as net income before net interest expense, income taxes, depreciation, depletion and amortization, cumulative effect of accounting change and minority interest. EBITDA is used as a supplemental financial measure by our management and by external users of our financial statements such as investors, commercial banks, research analysts and others, to assess:

•	the financial performance of our assets without regard to financing methods, capital structure or historical cost basis;

•	the ability of our assets to generate cash sufficient to pay interest costs and support our indebtedness;

•	our operating performance and return on investment as compared to those of other companies in the coal energy sector, without regard to financing or capital structures; and

•	the viability of acquisitions and capital expenditure projects and the overall rates of return on alternative investment opportunities.

In 2006, approximately 88.6% of our sales tonnage was consumed by electric utilities (or coal synfuel facilities whose ultimate customers are electric utilities) with the balance consumed by cogeneration plants and industrial users. In 2006, approximately 91.7% of our sales tonnage, including approximately 88.8% of our medium- and high-sulfur coal sales tonnage, was sold under long-term contracts. The balance of our sales was made in the spot market. Our long-term contracts contribute to our stability and profitability by providing greater predictability of sales volumes and sales prices. In 2006, approximately 96.1% of our medium- and high-sulfur coal was sold to utility plants with installed pollution control devices, also known as scrubbers, to remove sulfur dioxide.

In 2006, we reported record net income of $172.9 million, an increase of 8.1% over 2005 net income of $160.0 million. These results were primarily attributable to expanded production capacity and higher average coal sales prices, which benefits were partially offset by increased operating expenses described below.

We are currently anticipating coal production for 2007 to increase approximately 6.0% over 2006 production levels to a range of 24.7 to 25.2 million tons. Despite the current weakness in spot market prices for coal, we expect our average coal sales price per ton to increase modestly in 2007, by approximately 4.0%-5.0% over our 2006 average coal sales price per ton, due to recent re-pricing of several lower priced long-term coal sales contracts at higher market prices. Based on these anticipated increases in coal production and coal sales prices, we are currently estimating 2007 revenues to increase approximately 8.0% over 2006 revenues to a range of $985.0 to $1,015.0 million, excluding transportation revenues. Total coal sales volume open to market pricing includes approximately 3.2 million tons in 2007, 13.1 million tons in 2008 and 20.8 million tons in 2009.

We earn a material amount of income by supplying three third-party coal synfuel facilities with coal feedstock and related services. For 2006, the incremental net income benefit from the combination of the various coal synfuel-related agreements was approximately $26.4 million, assuming that coal pricing would not have increased without the availability of synfuel. This synfuel benefit is scheduled to expire on December 31, 2007 and we have no specific replacement for this income. A more detailed discussion of our synfuel-related arrangements are described below under Liquidity.

Exhibit “C”

3.     ACQUISITIONS

River View Coal, LLC

In April 2006, we acquired 100% of the membership interest in River View Coal, LLC (“River View”) for approximately $1.65 million from ARH, which at the time of acquisition was owned by our current and former management, including majority shareholder Joseph W. Craft, III. We are managed by our managing general partner, which at the time of this acquisition was owned jointly by Alliance Management Holdings, LLC and AMH II, LLC, and on a combined basis were majority owned by Joseph W. Craft, III, who was also the sole director of each of them. Also, prior to our acquisition of River View, it had the right to purchase certain assets, including additional coal reserves, surface properties, facilities and permits from an unrelated party, for $4.15 million plus an overriding royalty on all coal mined and sold by River View from certain of the leased properties included in the assets. In a separate transaction in April 2006 immediately subsequent to our acquisition of River View, River View purchased such assets mentioned above from the unrelated party and assumed reclamation liabilities of $2.9 million. River View controls through coal leases or direct ownership approximately 110.0 million tons of high sulfur coal reserves in the No. 7, No. 9 and No. 11 coal seams, located in Union County, Kentucky. As a result of these acquisitions we recorded assets of $8.7 million, offset by the fair value of the initial asset retirement obligation of approximately $2.9 million.

Exhibit “D”

Alliance Resource Partners, L.P.
Coal Mining Complexes

ILLINOIS
INDIANA
OHIO
PENNSYLVANIA
MARYLAND
WEST VIRGINIA
KENTUCKY
VIRGINIA

1. PATTIKI COMPLEX
Pattiki Mine
Mining Type: Underground
Mining Access: Shaft
Mining Method: Continuous Miner
Coal Type: High Sulfur
Transportation: Railroad & Barge

2. RIVER VIEW COMPEX
(Under Construction)
Mining Type: Underground
Mining Access: Slope & Shaft
Mining Method: Continuous Miner
Coal Type: High Sulfur
Transportation: Barge

3. DOTIKI COMPLEX
Dotiki Mine
Mining Type: Underground
Mining Access: Slope & Shaft
Mining Method: Continuous Miner
Coal Type: High Sulfur
Transportation: Railroad, Truck, & Barge

4. WARRIOR COMPLEX
Warrior Mine
Mining Type: Underground
Mining Access: Slope & Shaft
Mining Method: Continuous Miner
Coal Type: High Sulfur
Transportation: Railroad, Truck, & Barge

5. HOPKINS COMPLEX
Elk Creek Mine
Mining Type: Underground
Mining Access: Slope & Shaft
Mining Method: Continuous Miner
Coal Type: High Sulfur
Transportation: Railroad, Truck, & Barge

6. MOUNT VERNON
TRANSFER TERMINAL
Rail to Ohio River Barge Transloading Facility

7. GIBSON COMPEX
Gibson North Mine
Mining Type: Underground
Mining Access: Slope & Shaft
Mining Method: Continuous Miner
Coal Type: Low Sulfur
Transportation: Railroad, Truck, & Barge

7a. Gibson South Mine
(Permitting in process)
Mining Type: Underground
Mining Access: Slope & Shaft
Mining Method: Continuous Miner
Coal Type: Medium Sulfur
Transportation: Railroad, Truck, & Barge

8. PONTIKI COMPLEX
Excel No. 2 and Van Lear Mines
Mining Type: Underground
Mining Access: Slope & Shaft
Mining Method: Continuous Miner
Coal Type: Low Sulfur
Transportation: Railroad, Truck & Barge

9. MC MINING COMPLEX
Excel No. 3 Mine
Mining Type: Underground
Mining Access: Slope & Shaft
Mining Method: Continuous Miner
Coal Type: Low Sulfur
Transportation: Railroad, Truck, & Barge

10. TUNNEL RIDGE COMPLEX
(Permitting in process)
Mining Type: Underground
Mining Access: Slope & Shaft
Mining Method: Longwall & Continuous Miner
Coal Type: High Sulfur
Transportation: Barge

11. PENN RIDGE COMPLEX
(Permitting application in process)
Mining Type: Underground
Mining Access: Slope & Shaft
Mining Method: Longwall & Continuous Miner
Coal Type: High Sulfur
Transportation: Railroad & Barge

12. METTIKI COMPLEX
Mountain View Mine
Mining Type: Underground
Mining Access: Slope
Mining Method: Longwall & Continuous Miner
Coal Type: Medium Sulfur
Transportation: Railroad & Truck

○ CURRENT OPERATIONS
□ CURRENT MINE DEVELOPMENT PROJECTS
△ TRANSFER TERMINAL

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